Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Spark Energy, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Spark Energy, Inc. of our report dated April 25, 2014, with respect to the combined balance sheets of Spark Energy, Inc. as of December 31, 2013 and 2012, and the related combined statements of operations and comprehensive income, member’s equity, and cash flows for each of the years in the two-year period ended December 31, 2013, and our report dated April 25, 2014, with respect to the balance sheet of Spark Energy, Inc. as of April 22, 2014, which reports appear in the registration statement on Form S-1 (No. 333-196375) of Spark Energy, Inc. dated July 28, 2014 and the related prospectus.

/s/ KPMG LLP

KPMG LLP

Houston, Texas

July 30, 2014